Exhibit 99.2




                           Review and Recommendations
                             Bat 1-4 Mineral Claims
                              Tonopah Project Area
                                Esmeralda County
                                   Nevada, USA



Prepared by: James W. McLeod, P. Geo.




For: Las Rocas Mining Corp.




Dated: February 4, 2007
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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Contents                                                                     2

Illustrations                                                                3

0.0     Summary                                                              4

1.0     Introduction and Terms of Reference                                  4
1.1     Glossary                                                             5

2.0     Disclaimer                                                           6

3.0     Property Description and Location                                    6

4.0    Accessibility, Climate, Local Resources,
        Infrastructure and Physiography                                      7

5.0    History                                                               8

6.0    Geological Setting
6.1    Regional Geology                                                      9
6.2    Local Geology                                                         9
6.3    Property Geology                                                      9
6.4    Deposit Type                                                         10
6.5    Mineralization                                                       10

7.0    Exploration
7.1    Geophysics of the Bat Mineral Claims                                 10
7.2    Geochemistry of the Bat Mineral Claims                               11

8.0    Drilling                                                             11

9.0    Sampling Method and Approach                                         11
9.1    Results                                                              11

                                       2
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                                                                            Page
                                                                            ----

10.0  Sample Preparation, Analyses and Security                             11

11.0  Data Verification                                                     12

12.0  Adjacent Properties                                                   13

13.0  Mineral Processing and Metallurgical Testing                          13

14.0  Mineral Resource and Mineral Reserve Estimates                        13

15.0  Other Relevant Data and Information                                   13

16.0  Interpretation and Conclusions                                        13

17.0  Recommendations                                                       13
17.1  Recommended Drilling                                                  14

18.0  References                                                            15

19.0  Author's Qualifications and Certification                             15


                                  Illustrations
                                                                   Location
                                                                   --------

Figure 1.    Location Map, As Shown                               after page 4

Figure 2.    Claim Area Map, 1:63,360                             after page 7

Figure 3a.    Regional Geology Map, 1:250,000                     after page 8

Figure 3b.   Legend for Figure 3a.                                after Fig. 3a.

Figure 4.    Aeromagnetic Map, 1:250,000                          after page 9

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0.0  Summary

The Bat property consists of four contiguous, located, lode mineral claims comprising a total of 82.64 acres. Las Rocas Mining Corp., a Delaware, U.S.A. company is the beneficial owner of the mineral claims.

The general claim area is underlain by alluvial and playa deposits of Quaternary age.

The underlying rock units possibly exhibit a distinctive aeromagnetic pattern that could indicate a response to underlying deformation due to structural features, such as faulting, folding and rock alteration. Much or all of the mineral claims are drift or overburden covered and offers exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated this northwesterly to north-northwesterly trending zone. These fluids could emanate from deeper occurring intrusions and travel along structurally prepared conduits in the underlying bedrock.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance soil geochemistry program. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

1.0   Introduction, Terms of Reference

The report of "Bat Mineral Claims 1-4, Tonopah Project Area, Esmeralda County, Nevada, U.S.A.", includes the property and surrounding geology, history, past exploration and mineral potential. This report is being done at the request of the Board of Directors of Las Rocas Mining Corp. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and

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Geoscientists  of British  Columbia.  The author has worked in the general  area many times during the past 34 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1 Glossary

(Specific to a Report on the Bat Mineral  Claims,  by James W.  McLeod,  P. Geo.
(BC), Consulting Geologist dated February 4, 2007 on behalf of Las Rocas Mining Corp.)

     AEROMAGNETIC SURVEY - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

     ALLUVIAL - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

     ANDESITIC TO BASALTIC COMPOSITION - a range of rock descriptions using the chemical make-up or mineral norms of the same.

     APHANITIC - fine grained crystalline texture.

     BLIND-BASIN - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

     ELONGATE BASIN - a longer than wide depression that may be favorable to in-filling by adjacent eroding mountains.

     FORMATION - the fundamental unit of similar rock assemblages used in stratigraphy.

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     INTERMONTANE BELT - between mountains (ranges),  a usually longer than wide depression occurring between enclosing mountain ranges that often supply erosional material to infill the basin.

     LODE MINERAL CLAIM (Nevada) - 1500' long by 600' wide = 20.66 acres.

     OVERBURDEN OR DRIFT COVER - any loose material which overlies bedrock.

     PLAGIOCLASE FELDSPAR - a specific range of chemical composition of common or abundant rock forming silicate minerals.

     PLAYA - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

     PORPHYRITIC IN AUGITE PYROXENE - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

     QUARTERNARY - the youngest period of the Cenozoic era.

     SNOW EQUIVALENT - Approximately 1" of precipitation (rain) = 1' snow.

     VOLCANICLASTIC - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

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3.0 Property Description and Location

The Bat mineral claims consist of 4 located mineral claims in one contiguous, 2x2 group (see Figure 2) that are listed as follows:


         Name              Area            Good to Date
         ----              ----            ------------

         Bat 1           20.66 ac.        Sept. 30, 2007
         Bat 2           20.66 ac.        Sept. 30, 2007
         Bat 3           20.66 ac.        Sept. 30, 2007
         Bat 4           20.66 ac.        Sept. 30, 2007

The beneficial owner of the above listed mineral claims is Las Rocas Mining Corp., President, Christopher Greenwood, 111 Gutierrez Street, Santa Barbara, California 93101

The Bat mineral claims are comprised of 4 contiguous claims (see Figure 2) totaling 82.64 acres. The mineral claim area may be located on the Esmeralda County, 1:250,000 map sheet. At the center of the property the latitude is 37(degree) 55' N and the longitude is 117(degree) 48' W. The property lies in the southwestern area of the Paymaster Canyon 18 airmiles southwest of Tonopah, NV.

4.0 Accessibility, Climate, Local Resources,
    Infrastructure and Physiography

The Bat mineral claims are motor vehicle accessible from the Town of Tonopah, Nevada by traveling 10 miles south along Highway 95 to the Silver Peak cut-off and then 25 miles west on the gravel road to the Paymaster Canyon road and then north for 5 miles to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent. This amount of annual precipitation reflects a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F(degree) average with high spells of 100+F(degree) while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during

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mid-winter  average for  January of from the high 20's to the low  40'sF(degree)
with low spells down to -20F(degree).

The Town of Tonopah, Nevada lies 24 airmiles northeast and 40 miles northeast by road from the Bat mineral claims. Tonapah offers much of the necessary resources required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or more specialized equipment can be mobilized from the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south.

Infrastructure such as highways and back roads, communications, accommodations and supplies that are essential to carrying-out an exploration program are at hand, between Tonopah and Goldfield. Larger or more specialized equipment and supplies are available in Las Vegas.

The physiography of the Bat mineral claim area is low rounded to high rugged mountainous ranges that in the immediate area are arcuate in topographic shape with intervening valleys. Topographic variation in the vicinity of Paymaster Canyon is 7,700' on the westside and 5,800' on the eastside on Paymaster Ridge. Much of this area with its broader open valleys and spiney mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Joshua trees and cacti, such as the prickly pear grow as far north as Goldfield. Juniper and pinon grow above 6,500' with pinon becoming more dominant at higher elevations. At elevations in the range of 7,500' along water courses are found small groves of trembling aspen.

Mining holds an historical and contemporary place in the development and economic well being of the area.

The property elevation is approximately 5,000' feet mean sea level. The physiographic setting of the property can be described as open desert range within a mosaic of rugged mountain ranges in an interior plateau setting. The area has been surficially altered both by fluvial and wind erosion and the depositional (drift cover) effects of infilling. Thickness of drift cover in the valleys may vary considerably, but in the immediate vicinity of the claims it may be about 20'. Surface water occurrences are rare, springs are sparse and subsurface aquifers are accessed by drilling wells where allowed.

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5.0 History

The recorded mining history of the general area dates from the 1860's when prospectors passed through. The most significant lode gold deposit developed in the area was that of the Goldfield Camp, 1905; Coaldale coal field, 1913, Divide silver mining District, 1921 and the Candalaria silver mine which operated an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation.

6.0 Geological Setting

6.1 Regional Geology

The regional geological map of Nevada, scale 1:1,000,000 compiled by John H. Stewart and John E. Carlson, 1977 illustrates that the State is underlain by nearly all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys suggesting possible E-W compression. Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies. A main feature of geological history in Nevada is a period of Mesozoic intrusive activity that has been referred to as the emplacement of Plutonic rocks mainly during the Jurassic (Cretaceous?) or pre-Tertiary period of geological time. A broad State wide division on the basis of a pervasive and widespread period of igneous activity is favored. The Plutonic event is bounded by the Pre-plutonic and Post-plutonic depositional events. It seems to work well as a broad scheme of differentiation of Nevada rock units and bedrock geology.

6.2 Local Geology

The local geological mapping to the southwest of Tonopah, NV reveals a NE-SW trending basin (Clayton Valley). This depression must have been a segment of an old water course that is bounded on the NE end by a north trending barrier of the oldest, Lower Cambrian - Lower Paleozoic, rock exposures in the general area. The Nevada Bureau of Mines and Geology (NBMG) and the United States Geological Survey (USGS) have used a schematic-styled representation in the area of from oldest to youngest units as follows: preplutonic - plutonic -

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postplutonic  rocks.  The  governing  units  are those of  plutonic  or rocks of igneous origin that range in age from Jurassic to Tertiary, with some definite Tertiary intusives not being segregated in the postplutonic package. The older Lower Cambrian units of generally sedimentary origin often exhibit varying degrees of metamorphism. Near the upper end of age of these sedimentary units is sometimes found unconformably overlying occurrences of flow and air fall volcanic rocks. In the local area, the Mesozoic era is not well represented, as a striking gap between the Paleozoic and the Tertiary era rock units exists.

6.3 Property Geology

The geology of the Bat property area may be described as being covered by Quaternary alluvium and playa deposits. This young covered basin within a larger surrounding area of known mineral occurrences exhibiting good geological setting portrays an excellent target area to conduct exploration.

6.4 Deposit Type

The deposit types that are found occurring in the more local area are those of industrial minerals such as the rhyolite ash with possible (pozzolan) potential and diatomaceous earth. The base and precious metal occurrences, are as vein (contact) and replacement types of deposits.

Geophysical techniques may be most effective in the covered areas as a follow-up to the prospecting, mapping and soil sampling of the recommended Phase 1 program.

6.5 Mineralization

By far the largest production in the County comes from vein-type of gold and silver occurrences in quartz fissure in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0 Exploration

7.1 Geophysics of the Bat Property

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The  aeromagnetic  results shown in Figure 4 are from a survey  conducted during
1967 on behalf of the U.S.G.S. as shown on Map GP-753.

There is a general west-east magnetic trend across the claim. The change in gradient in the north to south direction, from steep to open wider-spaced contours, respectively appears to reflect rock type change. The Cretaceous-Tertiary intrusive rocks on the north that appear to contact or intrude lower Cambrian to Ordovician siltstone and limestone, respectively on the south, suggests a northeast trending, low angle fault(s) and possibly reflecting a rock alteration zone at the southern end.

7.2 Geochemistry of the Bat property

To the best of the author's knowledge, the Bat property has not undergone any detailed ground exploration work including geochemistry. This may be an effective method to use in any initial reconnaissance work.

8.0 Drilling

No drilling appears to have taken place on the area covered by the Bat mineral claims.

9.0 Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision could be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be considered.

                                       11
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10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would undergo multi-element analyses of either induction coupled plasma (ICP) or proprietary mobile metal ion (MMI) sampling and analyses followed by ICP analyses. This would cover a wide range of base, porphyry and precious metal pathfinder element values.

The samples would be in the possession of the field supervisor of the exploration project.

Several different geochemical soil sampling techniques are available for us in this area and they are described as follows:

1) The standard approach of seeking and sampling the 'B' horizon, (the rusty, oxidized and possibly enriched zone). The samples most often undergo standard acid digestion, multi-element analyses by (ICP) method and the atomic absorption
(AA) method for the detection of precious metals with back-up analyses and/or assaying of anomalous samples to acquire more detail.

2) This relatively new and proprietary method is called mobile metal ions (MMI). The samples in these arid climates are taken consistently from between 8" and 10" in the soil layer below the deepest humus or organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than standard method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its good geological setting with many known mineral occurrence in the general area and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property.

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The author is confident any information  included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The Bat mineral claims lies in a general area that has probably undergone some exploration and development work in the past.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Bat property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or mineral reserve calculations, that in any way conforms to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the Bat property has been presented in this report.

16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, probably low grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Bat mineral claims.

17.0 Recommendations

The author believes that the mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the general area.

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The drift covered portions of the property offer good exploration  areas because of their proximity to known mineralization, geological setting and generally a lack of exploration testing. Also, remote sensing as aeromagnetic results may indicate possible exploration areas of interest within the Bat mineral claims.

Prospecting, mapping and soil sampling surveys of the claim area may be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive (encouraging) results being obtained from each preceding phase:

PHASE 1

Prospecting, mapping and soil geochemistry. The
estimated cost for this program is all inclusive                 $ 9,500

PHASE 2

Magnetometer   and  VLF   electromagnetic,   grid
controlled  surveys  over the  areas of  interest
determined  by the  Phase 1 survey.  Included  in
this    estimated    cost   is    transportation,
accommodation,   board,  grid  installation,  two
geophysical surveys, maps and report                              10,500

PHASE 3

Induced  polarization survey over grid controlled
anomalous Areas of Interest outlined by Phase 1&2
fieldwork.  Hoe or bulldozer  trenching,  mapping
and  sampling  of  bedrock  anomalies.   Includes
assays, maps and reports                                          37,500
                                                                 -------

                                              Total              $57,500
                                                                 =======

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17.1 Recommended Drilling

No recommendations for drilling on the Bat mineral claims can be made at this time. If the exploration were to proceed through Phase 3 this decision could be made.

18.0 References

Albers, J.P. and Stewart, J.H., (1972): Geology and Mineral Deposits of Esmeralda County, Nevada, Bulletin 78. Nevada Bureau of Mines and Geology.

McLeod, James W., (2006): Report on the Christmas Lake Gold Project, Canim Lake Area, Clinton Mining Region, British Columbia, Canada on behalf of Omega Exploration Services Inc., dated December 5, 2006.

Papke, Keith G. (1984): Barite in Nevada, Bulletin 98. Nevada Bureau of Mines and Geology.

Porphyry Deposits of the Canadian Cordillera - Special Volume 15, 1976. Canadian Institute of Mining and Metallurgy.

Read, P.B. Open File 1989-21, Tertiary Stratigraphy and Industrial Minerals, Bonaparte to Deadman Rivers, NTS 92P/2, 3, British Columbia.

Stager, Harold K and Tingley, Joseph V., (1988): Tungsten Deposits in Nevada, Bulletin 105. Nevada Bureau of Mines and Geology.

Stewart John H. and Carlson, John E. (1977): Million-Scale Geological Map of Nevada, Map 57. Nevada Bureau of Mines and Geology.

19.0 Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 5382 Aspen Way, Delta, British Columbia, V4K 3S3, Canada.

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    2.0   I am a graduate of the University of British Columbia (1969), B. Sc
          (Major Geology).

     3.0 I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.


     4.0  I have worked as a geologist for a total of 37 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, Bat Mineral Claims, Tonopah Project Area, Esmeralda County, Nevada, U.S.A." dated February 4, 2007 (the Technical Report) relating to the Bat property.

     7.0 I have had prior involvement in the general area and specifically the areas west and northwest of the Bat mineral claims.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the Bat mineral claims nor Las Rocas Mining Corp.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

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     11.0 I  consent  to the  filing  of the  Technical  Report  with any  stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.


Dated at Delta, British Columbia this 4th Day of February, 2007.


                                         /s/ James W. McLeod
                                         -----------------------------
                                         James W. McLeod, P. Geo.
                                         Qualified Person

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